FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of July, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Exhibit No. 1 - Treasury Stock dated 2 July 2007
Exhibit No. 2 - Treasury Shares dated 9 July 2007
Exhibit No. 3 - Treasury Stock dated 16 July 2007
Exhibit No. 4 - Treasury Stock dated 24 July 2007
Exhibit No. 5 - Submission to the UKLA dated 31 July 2007

Exhibit No. 1

July 2, 2007

HANSON PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 18,301 Hanson ordinary shares of 10p each ("shares") from the
Treasury Shares Account on July 2, 2007 to participants in the Hanson Sharesave Scheme following exercises of options, the issued share capital of Hanson is 736,968,849 shares, of which 22,722,416 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 714,246,433.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No. 2

July 9, 2007

HANSON PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 7,135 Hanson ordinary shares of 10p each
("shares") from the Treasury Shares Account on July 9, 2007 to participants in the Hanson Sharesave Scheme following exercises of options, the issued share capital of Hanson is 736,968,849 shares, of which 22,715,281 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 714,253,568.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No. 3

July 16, 2007

HANSON PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 1,149 Hanson ordinary shares of 10p each
("shares") from the Treasury Shares Account on July 16, 2007 to participants in the Hanson Sharesave Scheme following exercises of options, the issued share capital of Hanson is 736,968,849 shares, of which 22,714,132 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 714,254,717.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No. 4

July 24, 2007

HANSON PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 4,411 Hanson ordinary shares of 10p each
("shares") from the Treasury Shares Account on July 24, 2007 to participants in the Hanson Sharesave Scheme to satisfy exercises of options, the issued share capital of Hanson is 736,968,849 shares, of which 22,709,721 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 714,259,128.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

July 31, 2007

Hanson PLC - Submission to the UKLA

As required under 9.6.2 R of the Listing Rules, Hanson PLC has submitted two copies of the resolutions passed at the Court Meeting and the Extraordinary
General Meeting of the Company, both of which were held earlier today, with the
UK Listing Authority. These will be available for inspection shortly at the UK
Listing Authority's Document View Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Inquiries:
Paul Tunnacliffe
Hanson PLC
+44 (0)20 7245 1245

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   August 1, 2007